Exhibit 23.1

CONSENT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors

Mackie Designs Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-98720) on Form S-8 of Mackie Designs Inc. of our report dated February 28, 2002, except as to Note 8 which is as of April 18, 2002, relating to the consolidated balance sheets of Mackie Designs Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2001 which report appears in the December 31, 2001 annual report on Form 10-K of Mackie Designs Inc.

/s/ KPMG LLP

Seattle, Washington

April 22, 2002